EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BOXABL INC. FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

Unless expressly indicated or the context requires otherwise, the terms “BOXABL,” “the Company,” “we,” “us,” and “our” in this document refer to BOXABL Inc., a Nevada corporation and, where appropriate, its subsidiaries, prior to the consummation of the Business Combination, as discussed below, and the term “Combined Company” refers to BOXABL Inc., a Texas corporation, the surviving entity following the consummation of the Business Combination.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 herein and our audited consolidated financial statements and related notes for the year ended December 31, 2025 included as Exhibit 99.2 to the Current Report on Form 8-K of the Combined Company filed with the SEC on July 23, 2026 (as amended, the “Super 8-K”). Terms used herein but not defined herein shall have the meanings ascribed to them in the Super 8-K. The condensed consolidated financial statements of the Company appearing in Exhibit 99.1 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although, in the opinion of management, all adjustments and disclosures necessary for a fair presentation of the unaudited condensed consolidated financial statements have been included. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year.

Unless otherwise indicated, dollar amounts above $1,000 in this Report have been rounded to the nearest thousand, million or billion, as applicable.

In addition to our consolidated financial statements, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” in the Super 8-K.

Overview

General

For a description of our business, products, and state regulatory approval history, see the comparable section in Exhibit 99.4 to the Super 8-K. There have been no material changes to this information during the six months ended June 30, 2026, except as set forth below.

●	In 2025, we developed one-bedroom and two-bedroom Casita configurations, connecting two Casita Boxes. In November 2025, the Company obtained California statewide approval for the two-bedroom Casita model and, in April 2026, we received approval to sell the 1-bedroom Casita model in California.
●	In April 2026, the Company received certification to manufacture the Casita boxes in Texas.
●	In June 2026, the Company was reinstated and certified to manufacture the Casita boxes in Arizona.

New sales within recently approved states and jurisdictions may continue to face delays due to the time needed for site preparation, arranging funding for the project the purchaser, and other preparatory steps that are required to arrange delivery and installation of the units.

Merger Agreement

On July 17, 2026, the Company completed its previously announced Business Combination with FG Merger II Corp. (‘FGMC’), pursuant to which FGMC converted from a Nevada corporation to a Texas corporation, Merger Sub merged with and into BOXABL, with BOXABL surviving as a wholly-owned subsidiary of FGMC, and then BOXABL merged with and into FGMC, with FGMC surviving. In connection with the Business Combination, FGMC was renamed BOXABL Inc. For further information regarding the Business Combination, see the Super 8-K.

Related Agreements

In connection with the Business Combination, the Company, FGMC, and certain of their respective stockholders entered into support and lock-up agreements, the terms of which are described in the Super 8-K.

Trend Information

From the period of July 16, 2026 through August 21, 2026, the combined company had manufactured 846 Casitas and completed deliveries of 335 Casitas across 10 states, including 511 units manufactured. As of August 21, 2026, there were currently 341 units that are under contract.

Leveraging insights from our regulatory journey and evolving market dynamics, Legacy BOXABL refined its go-to-market strategy to concentrate resources on the highest-value near-term opportunities. The Combined Company’s primary focus is the B2C segment, with an emphasis on the Accessory Dwelling Unit (“ADU”) market in California, where Legacy BOXABL obtained statewide modular approvals across all climate zones and hold a Commercial Modular Manufacturer license. To improve sales efficiency and lead quality, Legacy BOXABL made targeted investments in its sales infrastructure during the six months ended June 30, 2026, including enhancements to its customer relationship management system, upgrades to its consumer-facing website with improved lead qualification tools and expanded financing resources for prospective buyers, and the addition of sales personnel to support direct customer engagement.

The Combined Company continues to selectively pursue small community and multi-unit residential opportunities where the Casita product is well-suited, including faith-based organizations, attainable communities, and workforce housing developments. Legacy BOXABL introduced its Phase 2 Modular Building System and the Combined Company continues to engage in discussions with developers and builders. Phase 2 comprises larger Box modules, including 20’ x 30’ and 20’ x 40’ configurations, that can be stacked and connected to create a range of building types, including single-family homes and townhomes, addressing demand for larger residential floor plans that extend beyond the Casita’s ADU format.

Additionally, the Combined Company continues to selectively pursue commercial modular opportunities, leveraging its Commercial Modular Manufacturer license in California and its established manufacturing capabilities to serve institutional and commercial customers where the Combined Company’s factory-built building system offers meaningful advantages over traditional construction methods.

Tariffs and Inflation

For tariff-related risks and trends, see the comparable section in Exhibit 99.4 to the Super 8-K.

Results of Operations

Revenues

Our revenues for the six months ended June 30, 2026 and 2025 were $2.1 million and $402,000, respectively. Revenue was generated by the sale of 27 Casitas delivered to 11 customers during the six months ended June 30, 2026. This is in comparison to the sale of 5 Casitas delivered to 5 customers during the six months ended June 30, 2025. The increase in revenues year-over-year was driven by these increased unit deliveries and expanded state modular approvals, partially offset by delays associated with customer site preparation and the transition of the Company’s go-to-market strategy to re-focus on the broader installation process. The City of Henderson, and Hideaway Inn represented approximately 54% and 13% of revenues, respectively, for the six months ended June 30, 2026. For the three months ended June 30, 2026 and 2025, revenues were $495,000 and $279,000, respectively. Revenue for these periods was generated by the sales of 7 Casitas delivered to 4 customers in 2026, and 4 Casitas delivered to 4 customers in 2025.

Beginning in April 2026, the Company began offering an all-inclusive pricing model that bundles the Casita unit with installation-related services (such as land and site preparation, foundation work, and utility connections) under a single customer contract, in addition to continuing to offer unit-only sales. Since launching this all-inclusive pricing model, approximately 9% of Casita units under contract have been under this pricing model.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company’s finished products, inbound and outbound shipping costs, related labor and indirect overhead costs associated with that production. Cost of goods sold were $9.3 million and $11.8 million for the six months ended June 30, 2026 and 2025, respectively. Cost of goods sold were $4.4 million and $9.7 million for the three months ended June 30, 2026 and 2025, respectively. The decrease in cost of goods sold for the three and six months ended June 30, 2026, compared to the same periods in 2025, was primarily driven by the absence of a one-time inventory write-down of $8,346 thousand recognized during the three and six months ended June 30, 2025. This is reflected in the decline in inventory adjustments, which decreased by $6,829 thousand for the three months ended June 30, 2026, and by $6,996 thousand for the six months ended June 30, 2026, as compared to the same periods in 2025

Cost of goods sold for the six months ended June 30 2026 and 2025, consist of the following:

	Six months ended June 30,
(In Thousands)	2026	2025
Direct material/shipping	$907	$170
Direct labor	882	145
Manufacturing overhead	788	(353)
Inventory adjustments	4,883	11,879
Allowance for Slow-Moving and Obsolete Inventory	1,803	-
Cost of goods sold	$9,263	$11,841

Cost of goods sold for the three months ended June 20, 2026 and 2025, consist of the following:

	Three months ended June 30,
(In Thousands)	2026	2025
Direct material/shipping	$133	$136
Direct labor	213	116
Manufacturing overhead	183	(344)
Inventory adjustments	2,986	9,815
Allowance for Slow-Moving and Obsolete Inventory	839	-
Cost of goods sold	$4,354	$9,723

We produced 41 and 35 casitas in the six months ended June 30, 2026 and 2025, respectively. We produced 15 and 25 casitas in the three months ended June 30, 2026 and 2025, respectively. We continue to work to align production activity with delivery schedules.

Inventory-related adjustments represented a significant portion of cost of goods sold for the three and six months ended June 30, 2026. The Company recorded $4,883 thousand in inventory valuation adjustments to reduce the carrying value of finished goods inventory to net realizable value, compared to $3,364 thousand for the same period in 2025. The Company also recorded $1,803 thousand related to its allowance for slow-moving and obsolete inventory, compared to $8,430 thousand in direct write-offs for the same period in 2025, which reflected a one-time write-down of 68 units determined to be obsolete following an inventory slow-movement analysis. Together, these adjustments represented approximately 72% of total cost of goods sold for the six months ended June 30, 2026, and management continues to closely monitor inventory carrying values given the significance of these adjustments to reported cost of goods sold.

Manufacturing overhead reflects the allocation of indirect labor, rent and lease expense, indirect supplies, scrap material, maintenance costs and depreciation of machinery and equipment.

Cost of goods sold in each of the three and six months ended June 30, 2026 did not reflect any stock-based compensation expense or recapture resulting from terminations, whereas the company recognized approximately $1.2 million of net recapture of stock-based compensation expense within cost of goods sold in each of the three and six months ended June 30, 2025.

Operating Expenses

Operating expenses for the six months ended June 30, 2026 and 2025, consisted of the following:

	Six months ended June 30,
(In Thousands)	2026	2025
General and administrative	$6,683	$7,745
Sales and marketing	2,547	21,492
Research and development	840	1,259
Total Operating expenses	$10,070	$30,496

Operating expenses for the three months ended June 30, 2026 and 2025, consisted of the following:

	Three months ended June 30,
(In Thousands)	2026	2025
General and administrative	$3,494	$5,938
Sales and marketing	2,022	15,142
Research and development	274	676
Total Operating expenses	$5,790	$21,756

General and administrative expenses consist of compensation and benefits for employees across administration, finance, legal, and investor relations functions, as well as rent, shop supplies, and utilities. General and administrative expenses decreased by $1.1 million, or approximately 14%, for the six months ending June 30, 2026 compared to the same period in 2025. The decrease is primarily due to the non-recurrence of a $2.7 million stock-settlement charge incurred in 2025 to resolve a claim against the Company, partially offset by a $1.1 million increase in legal fees and reorganization costs in 2026.

Sales and marketing expenses decreased by $18.9 million, or approximately 88%, for the six months ending June 30, 2026 compared to the same period in 2025. The decrease reflects a significant increase in advertising for our Regulation A and Regulation D offerings in 2025 leading up to the close of the offerings in June 2025, which were not incurred in the 2026 period. The Company has refocused its sales and marketing efforts on targeted B2C outreach, principally in the California ADU market, and has made selective investments in its sales infrastructure, including CRM enhancements and improved lead qualification tools, which carry a substantially lower cost profile than broad advertising campaigns.

Research and development expenses declined to $840,000 for the six months ending June 30, 2026, compared to $1.3 million for the same period in 2025. The decrease reflects cost control measures implemented by the Company and the application of lessons learned from its prior product development and testing efforts, resulting in a more efficient research and development process. Research and development activities are focused on product testing, obtaining regulatory permits and approvals, and developing next-generation building systems. During the first six months of 2026, research and development efforts shifted toward advancing the Company’s Phase 2 Modular Building System, which includes larger 20’ × 30’ and 20’ × 40’ Box configurations designed for multi-unit residential applications.

The decreases in general and administrative, sales and marketing, and research and development expenses for the three months ended June 30, 2026 as compared to the same period in 2025 were driven by the same factors described above and were directionally consistent with the six-month change.

Stock-based Compensation Expense

The Company recognizes stock-based compensation expense based on fair value on the date of grant and recognized over the associated vesting periods. The fair value of RSU awards is determined based on the fair market value of the Company’s common stock on the date of grant. Vesting of RSU awards is generally subject to a 3-year service period and, for most outstanding awards, is also subject to a performance condition. Accordingly, stock-based compensation is recognized upon satisfaction of the service condition and when the performance condition is probable. The Company has determined that the performance condition in its outstanding RSUs is not probable of being satisfied. The consummation of the Business Combination did not constitute a triggering event under the terms of these RSU awards; accordingly, this determination remains unchanged following the Closing. Based on its review of the terms of these RSU awards, the Company does not believe the consummation of the Business Combination constituted a triggering event under such terms; accordingly, the Company’s determination that the performance condition is not probable of being satisfied remains unchanged following the Closing. Stock-based compensation expense associated with the cancelled awards will continue to be excluded from the Company’s results of operations until the performance condition applicable to those awards, or the vesting terms of any replacement awards, are satisfied or deemed probable. In the case of options, the Company uses the Black-Scholes pricing model to estimate the fair value of options on the date of grant that are then expensed on a straight-line basis over the vesting period. The Company accounts for forfeitures as they occur in the year of forfeiture and share-based compensation expense is adjusted accordingly.

For the six months ended June 30, 2026 and 2025, the Company recaptured $531 thousand and $3.6 million in stock-based compensation, respectively. The decrease in recapture is attributable to fewer employee forfeitures upon terminations in the first quarter of 2026 compared to the same period in 2025, offset by the vesting of stock options under the Company’s Amended 2021 Stock Incentive Plan. See “Note 12. Stockholders’ Equity – Stock-based Compensation” for further discussion.

For the three months ended June 30, 2026 and 2025, the Company recaptured $315 thousand and $613 thousand in stock-based compensation, respectively. The decrease in recapture is attributable to fewer employee forfeitures upon terminations in the second quarter of 2026 compared to the same period in 2025.

Total Other Income

For the six months ended June 30, 2026, our total other income decreased significantly to $100,000, as compared to $872,000 for the six months ended June 30, 2025, due to a decline in the valuation of the Company’s holdings in Bitcoin as well as lower balances of interest-bearing investments.

For the three months ended June 30, 2026 and 2025, the Company reported total other income of $46 thousand and $400 thousand, respectively, due to a decline in the valuation of the Company’s holdings in Bitcoin, as well as lower balances of interest-bearing investments.

Liquidity and Capital Resources

Going Concern

The Company’s unaudited interim condensed consolidated financial statements were prepared under the assumption that the Company will be able to continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Prior to the consummation of the Business Combination, substantial doubt about the Company’s ability to continue as a going concern exists. For the six months ended June 30, 2026, the Company reported a net loss of $17.2 million and operating cash outflow of $15.9 million. At June 30, 2026, the Company had an accumulated deficit of $793.2 million, compared to $776.0 million at December 31, 2025. Absent additional action, the Company will require additional liquidity to continue operations over the next 12 months. For the Combined Company’s consolidated liquidity discussion following the Closing, see the Quarterly Report on Form 10-Q of the Combined Company for the quarterly period ended June 30, 2026, of which this Exhibit is a part.

Sources of Liquidity

To date and through the consummation of the Business Combination, our operations were financed by our exempt offerings of securities made in reliance on Regulation A, Regulation CF and both Rule 506(c) and Rule 506(b) of Regulation D in the United States and exempt offering regulations in Canada. For details regarding our securities offerings, see below Sales of Securities.

At June 30, 2026, our principal source of liquidity was our unrestricted cash and cash, which we achieved through our offerings of securities as discussed above. As of June 30, 2026, the Company held $14.7 million in unrestricted cash and cash equivalents, compared to $29.0 million in cash and cash equivalents as of December 31, 2025.

On July 17, 2026, the Company consummated the Business Combination and merged with FGMC, which was renamed BOXABL Inc. The Business Combination provided an increase in unrestricted cash of $6.4 million at the closing of the transaction to the Combined Company. The Company was also a party to an OTC Equity Prepaid Forward Transaction (FPA) entered into by FGMC on May 28, 2026 with Atsion Opportunity Fund LLC, Series 2, one-half of which was subsequently novated to FG Capital Partners, LLC and the other half of which was subsequently novated to Camac Fund, LP. In connection with the closing of the Business Combination on July 17, 2026, the Combined Company funded an aggregate Prepayment Amount of $31,078,060 to Camac Fund, LP and FGCP from the Trust Account ($15,539,030 to each counterparty).

The Forward Purchase Agreement has been recognized as a derivative liability at fair value, with changes in fair value recognized in earnings, as outlined in Note 16 – Subsequent Events – Equity Prepaid Forward Transaction. Subsequent to the Closing, the Combined Company received Optional Early Termination payments totaling $1,652,170 from FGCP and Camac Fund, LP, as further described in Note 16 above.

Please see the Quarterly Report on Form 10-Q filed by the Combined Company, of which this Exhibit is a part, for management’s discussion and analysis of the Combined Company’s future liquidity needs and sources of liquidity and capital resources. See ‘Commitments and Contingencies’ below for a discussion of the Company’s material obligations and commitments.

Historical Cash Flows

	Six Months Ended June 30,
(In Thousands)	2026	2025

Net cash used in operating activities	$(15,865)	$(35,981)
Net cash provided by (used in) investing activities	$(203)	$12,548
Net cash provided by financing activities	$1,771	$32,503

Operating Activities

Cash used in operating activities included net loss adjusted for several non-cash items such as depreciation and amortization, stock-based compensation, inventory valuation, and other non-cash expenses. The decline in net cash used in operating activities above generally reflects the decrease in net loss to a loss of $17.2 million in the six months ended June 30, 2026 from $41.1 million in the six months ended June 30, 2025, for the reasons discussed above. The decline is also due to a lower non-cash stock-based recapture in the 2026 period as compared to the 2025 period.

Additionally, at June 30, 2025, the company recognized a non-recurring write down of finished goods inventory for $8.4 million. As a non-cash adjustment to the Company’s net loss for the period, this adjustment was a significant addition to net loss used to calculate the net cash used in operations.

Investing Activities

Primary investing activities during the six months ended June 30, 2026, amounting to $203,000, include deposits on equipment purchases and expenditures related to manufacturing patents. During the same period ending June 30, 2025, the company recognized a cash inflow of $12.5 million mostly attributed to the proceeds received for the sale and maturities of investments which did not recur in the 2026 period.

Financing Activities

Primary sources of cash from our financing activities generally includes net proceeds from issuance and sales of Preferred Stock. For the six month period ending June 30, 2026, the company recognized $1.8 million in net proceeds from warrants exercised and overstated offering costs referenced in Note 2, compared to $33 million for the same period in 2025. The decline in the 2026 period above reflects our termination of our offerings under Regulation A, Regulation D in June 2025.

Inventory

Our physical assets decreased with inventory of $17.9 million as of June 30, 2026, related to 376 inventory units, which is primarily comprised of $10 million related to 189 Casitas in finished goods and $5.9 million related to 187 work-in-process units. This compares to $18.8 million in inventory as of December 31, 2025, primarily comprised of 175 Casitas classified as finished goods and 192 work-in-process units. During 2025, the Company decided to rework certain of its existing units to meet California modular specifications so that these units are able to be sold in California. In the second quarter of 2025, approximately $7.1 million of inventory was reclassified from finished goods to work-in-process on the consolidated balance sheet.

During the period ending June 30, 2026, the Company fulfilled orders for 27 Casita units. During the same period, the Company also produced 41 new units and completed the re-work on 5 units previously classified as work-in-process, resulting in 46 new units classified as finished goods.

Property, Plant and Equipment

Property, Plant and Equipment decreased to $6.4 million as of June 30, 2026 compared to $7.3 million as of December 31, 2025, primarily resulting from depreciation of machinery and equipment at our manufacturing facility.

Sales of Securities

In connection with the issuance of shares of Series A-3 Preferred Stock in 2024 and 2023, the Company had issued warrants that are exercisable for shares of Series A-3 Preferred Stock at a price of $0.80 per share. Under the terms of the warrants, the Company had a right to terminate the warrants, in its sole discretion, at any time upon 30 days written notice to the holders. On January 30, 2026, the Company sent a notice to the holders that the warrants, if not exercised, would expire on March 1, 2026. Following the notice, warrants representing 645,250 shares of Series A-3 Preferred Stock were exercised, which represents gross proceeds of $516,200, with the remaining warrants expiring effective March 1, 2026.

Material Commitments and Obligations

Expense Commitments

As of June 30, 2026, we reported current lease liabilities of $2.9 million compared to $3.5 million as of December 31, 2025. Our long-term lease liability decreased to $2.4 million as of June 30, 2026, from $3.6 million as of December 31, 2025, due to the passage of time. On August 3, 2026, the Combined Company entered into an extension to its lease agreement with NV Interchange Industrial Center, LLC related to its existing 174,250 square foot facility (the Building 1 Premises); the lease term for its separate 114,613 square foot facility (the Building 2 Premises) was not extended. The Building 1 Premises extension has a term of 63 months, with the first month’s base rent of $156,825 commencing in October 2026 and increasing annually.

Customer Deposits

Our main non-lease liability is the Company’s obligation to customers who have placed deposits on the purchase of our products. As of June 30, 2026, the Company held customer deposits in the amount of $3.5 million, which was slightly lower compared to $3.6 million as of December 31, 2025, with new deposits generally offsetting refunds and/or the application of customer deposits to customer orders fulfilled during 2026.

Deferred Revenue

As of June 30, 2026, our balance sheet carried $1.6 million of deferred revenue related primarily to advance payments received from customers, with 2 customers, each representing 10% or more of these deferred revenues, constituting approximately 32% of total deferred revenue. This compares to $1.5 million of deferred revenue as of December 31, 2025.

Deferred revenue arises from two distinct types of customer arrangements. For sales of a Casita unit alone, the Company generally requires payment in full prior to shipment. Amounts collected prior to shipment are recorded as deferred revenue and recognized as revenue at the point in time the unit ships to the customer, which is when control of the unit transfers to the customer under ASC 606.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of June 30, 2026 or December 31, 2025.

Critical Accounting Policies and Estimates

Inventory Valuation

Inventories consist of raw materials, in-bound freight and duties, work in progress, and finished goods. Inventories are stated at the lower of cost or net realizable value, with cost determined using an allocation methodology, which approximates actual cost. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, bulk sales, and the expected recoverable values for each disposition category.

On a periodic basis, the Company performs a physical count of its inventory and records an inventory adjustment for inventory that has become obsolete or inventory that has a cost basis in excess of the expected net realizable value. Damaged and obsolete inventory items are valued based on specific identification and management’s estimate of net realizable value, including consideration of whether the items are usable in current or future production. These items are charged against the allowance for slow moving and obsolete inventory. Any difference between cost and estimated realizable value is recognized as an expense.

This valuation methodology requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, bulk sales, and the expected recoverable values for each disposition category.

The Company adopted, effective January 1, 2026, a slow-movement inventory policy under which an allowance for inventory obsolescence is established as a percentage of net realizable value based on the age of inventory units.

The allowance is recorded as a reduction to inventory with a corresponding charge to cost of goods sold and inventories are presented net of the aggregate allowance on the consolidated balance sheet.

Stock-Based Compensation

The Company applies ASC 718, Stock-Based Compensation for all stock-based awards, including stock options and restricted stock units, that are measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options on a straight-line basis over the associated service or vesting periods. Effective October 18, 2024, restricted stock unit awards became subject to a performance condition, which defers vesting of restricted stock awards until a monetization event. Accordingly, the Company does not recognize stock-based compensation from restricted stock unit awards until a monetization event becomes probable.

Determining the grant date fair value of stock options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

CONTROLS AND PROCEDURES

Limitations on Effectiveness of Disclosure Controls and Procedures

The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact there are resource constraints and management are required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. Based on the evaluation of our disclosure controls and procedures as of June 30, 2026, our Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses in the design and operation of effective Information Technology General Controls (“ITGC”) over certain key financial IT systems and of certain business process controls over the preparation and timely review of financial statements and disclosures described below. This will require remediation in order to be effective at the reasonable assurance level.

Evaluation of Information Technology General Controls (ITGCs)

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company identified a material weakness related to the design and operation of ITGCs over certain systems that are critical to the Company’s financial reporting process. Specifically, the Company had ineffective design and operation of controls over certain information technology general controls (ITGCs), including user segregation of incompatible duties, program change management, and user access controls to ensure: (i) that access to applications and data, and the ability to perform program changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program changes were appropriately monitored and restricted. Automated process-level and manual controls that are dependent upon the information derived from such financially relevant systems were also determined to be ineffective as a result of such deficiency.

The Company identified a material weakness related to the design and operation of, as well as a lack of proper segregation of duties for, certain business process controls over the preparation and timely review of financial statements and disclosures, journal entries, reconciliations, schedules, and roll-forwards supporting financial statement account balances. In addition, the Company experienced continued personnel turnover and did not maintain a sufficient complement of personnel with the appropriate level of knowledge, experience, and training in certain areas important to financial reporting. Furthermore, the Company should have reconciled general ledger accounts to supporting documentation on a monthly basis, and retained documentation for transactions and evidence of review.

During 2024, the year ended December 31, 2025, three months ended March 31, 2026, and six months ended June 30, 2026, significant turnover in the Company’s personnel across the Finance, IT, Legal, and Investor Relations departments contributed to these deficiencies.

Notwithstanding the material weaknesses in our internal control over financial reporting, management has concluded that our consolidated financial statements and related notes included in this Report are prepared in accordance with generally accepted accounting principles.

Management’s Plan for Remediation of the Material Weakness

Management, with the oversight of the Audit Committee of the Board of Directors, is committed to maintaining a strong internal control environment. Since the material weakness was identified, the Company has made significant progress on its remediation efforts and continues to strengthen its internal control environment. These efforts include implementing and documenting user access controls and segregation of duties over systems that are critical to the Company’s financial reporting, including the Company’s Enterprise Resource Planning (“ERP”) and payroll systems, as well as implementing specific control improvements and change management policies. The Company has maintained comprehensive documentation of its remediation efforts, which is being reviewed and tested by CBIZ as part of the Company’s ongoing evaluation of internal controls.

The Company has also engaged third-party consultants to assist with the remediation efforts, including enhancing its risk assessment, and continues to hire additional and more experienced Accounting, IT, Legal, and Investor Relations personnel. In October 2025, the Company engaged the services of a fractional Chief Technology Officer (“CTO”) and Chief Information Security Officer (“CISO”) to guide the Company’s technology strategy and help remediate the aforementioned material weakness, and in February 2026, the Company hired a full-time CTO. The Company also continues to implement selective system migration for improved system-level controls.

As a result of these actions, the Company implemented more formalized user access review procedures and strengthened oversight of ITGC-related processes during the quarter. These changes are expected to contribute to the remediation of the previously identified material weaknesses; however, the material weaknesses have not yet been fully remediated as of June 30, 2026.

The Company believes that these actions, when fully implemented, will remediate the material weakness. However, the material weakness will not be considered fully remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. As the Company continues to evaluate operating effectiveness and monitor improvements to our internal control over financial reporting, we may take additional measures to address control deficiencies or modify the remediation plan described above.

Changes in Internal Control Over Financial Reporting

Except as described above, there were no other changes in the Company’s internal control over financial reporting during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.